EXHIBIT 99.2



                                  CERTIFICATION

                       PURSUANT TO 18 U.S.C. SECTION 1350,

           AS ADOPTED BY SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     I, Zbigniew Lapinski, as Chief Financial Officer of Netia Holdings S.A. (the "Company") certify, pursuant to 18 U.S.C.ss. 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

     (1) the accompanying Form 20-F report for the period ending December 31, 2002 as filed with the U.S. Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

     (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:  June 27, 2003

                                                  By:  /S/  ZBIGNIEW LAPINSKI
                                                     ---------------------------
                                                      Zbigniew Lapinski

                                                      Chief Financial Officer